

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Gary R. Dalke, CFO
Western Refining, Inc.
123 W. Mills Ave., Suite 200
El Paso, Texas 79901

> **Re: Western Refining, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **File No.: 1-32721**

Dear Mr. Dalke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 3

1.   We note your disclosure at page 5 that you "also purchase additional refined products from third parties to supplement supply to [y]our customers." Please revise your disclosure to indicate approximately what percentage of your supply to customers is from third parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.   We note your disclosure beginning at page 34 under "—Major Influences on Results of Operations" relating to material operating trends and uncertainties for each of your segments. Please revise your disclosure to provide similar disclosure in respect of your business as a whole.

Gary R. Dalke, CFO
Western Refining, Inc.
December 22, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour at (202) 551-3360 or Norman von Holtzendorff at (202) 551-3237 if you have questions regarding the comments and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director